SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TECHPRECISION CORPORATION
(Name of Subject Company (Issuer))

TECHPRECISION CORPORATION
 (Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.0001 per Share
(Title of Class of Securities)

878739 10 1
 (CUSIP Numbers of Class of Securities)
(Underlying Common Stock)

Richard Fitzgerald
Chief Financial Officer
3477 Corporate Drive, Suite 140
Center Valley, PA 18034
(484) 693-1700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

William Scari, Esq. Pepper Hamilton LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312-1183 (610) 640-7835

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,376,991	$392.07

*
The “transaction valuation” set forth above is based on the value of the Common Stock of Techprecision Corporation on June 27, 2011 and assumes that all outstanding options eligible for tender, covering an aggregate of  2,046,661 shares of Common Stock of Techprecision Corporation, will be exchanged pursuant to this Offer, which may not occur.  The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory 5 for fiscal year 2011 equals $116.10 per $1,000,000 of transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet” in the Offer by Techprecision Corporation to Amend Outstanding Stock Options to Permit Cashless Exercise dated June 29, 2011 attached hereto as Exhibit (a)(1)(i)  (the “Offer to Amend”)  is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address.  The name of the issuer is TechPrecision Corporation.  The address of the Company’s principal executive offices is 3477 Corporate Drive, Suite 140, Center Valley, PA 18034.  Its telephone number is (484) 693-1700.

(b) Securities.  This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to amend outstanding options to purchase shares of the Company’s common stock (the “Options”) to allow for the cashless exercise of the Options upon the terms and conditions set forth in the Offer to Amend and the related Election Form: Offer to Amend Options attached hereto as Exhibit (a)(1)(ii) (the “Election Form”).

(c) Trading Market and Price. The Company’s common stock is traded on the Over the Counter Bulletin Board under the symbol “TPCS”. The following table sets forth the high and low bid quotations per share of our common stock as reported on the OTC Bulletin Board for the last two completed fiscal years as well as the first fiscal quarter of the current fiscal year through June 27, 2011(all prices shown in dollars per share):

	High	Low
Fiscal Year Ended March 31, 2010
First Fiscal Quarter (three months ended June 30, 2009)	3.10	2.00
Second Fiscal Quarter (three months ended September 30, 2009)	3.85	1.35
Third Fiscal Quarter (three months ended December 31, 2009)	2.00	0.65
Fourth Fiscal Quarter (three months ended March 31, 2010)	1.01	0.30

Fiscal Year Ended March 31, 2011
First Fiscal Quarter (three months ended June 30, 2010)	1.10	0.76
Second Fiscal Quarter (three months ended September 30, 2010)	1.01	0.70
Third Fiscal Quarter (three months ended December 31,2010)	1.70	0.87
Fourth Fiscal Quarter (three months ended March 31, 2011)	1.95	1.40

Fiscal Year Ended March 31, 2012
First Fiscal Quarter through June 27, 2011	2.10	1.60

The information contained in Item 5 of the Company’s Annual Report on Form 10-K for the year ended March 31, 2011 filed with the Securities and Exchange Commission (“SEC”) on June 29, 2011 (the “Form 10-K”) included herewith as Exhibit (a)(2) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Company is the filing person and the issuer. The business address and business telephone number of the Company are set forth under Item 2(a) above, and is incorporated herein by reference.

Information regarding  the persons who are directors and/or officers and/or controlling persons of the Company is included in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on October 19, 2010 (the “Proxy Statement”) which is included herewith as Exhibit (a)(3) and incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Amend under the captions “Summary Term Sheet” and “The Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Amend under Section 4 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Securities”) is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Offer to Amend under Section 4 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Securities”) and Section 10 (“Techprecision Stock Option Plan”) is incorporated herein by reference. In addition, the Techprecision Corporation 2006 Long-term Incentive Plan, as restated on July 27, 2008, (the “Plan”) pursuant to which the Options have been granted, is attached hereto as Exhibit (d)(1) and contains information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Amend under Section 3 (“Background and Purpose of the Offer; Material Effects of the Offer; Position of Board”) is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the Offer to Amend under Section 3 (“Background and Purpose of the Offer; Material Effects of the Offer; Position of Board”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Amend under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference

(b) The information set forth in the Offer to Amend under Section 8 (“Conditions of the Offer”) is incorporated herein by reference

(d) Not applicable

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

(a) The information set forth in the Offer to Amend under Section 4 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Securities”) and in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in the Offer to Amend under Section 4 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Securities”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Amend under Section 11 (“Financial Information”) and Item 8 (“Financial Statements and Supplementary Data”) of the Form 10-K are incorporated herein by reference.

 (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

The Company is required to comply with federal and state securities laws and tender offer rules.  The information set forth in the Offer to Amend under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Amend Outstanding Stock Options to Permit Cashless Exercise dated June 29, 2011

(a)(1)(ii)	Election Form: Offer to Amend Options

(a)(2)	TechPrecision Corporation’s Annual Report on Form 10-K for the year ended March 31, 2011 (incorporated by reference to the document as filed with the SEC on June 29, 2011)

(a)(3)	TechPrecision Corporation’s Definitive Proxy Statement on Schedule 14A (incorporated by reference to the document as filed with the SEC on October 19, 2010)

(d)(1)
2006 Long-term Incentive Plan, as restated on July 27, 2008 (incorporated by reference to Appendix A to the Company’s Information Statement on Schedule 14C, filed with the Commission on January 23, 2007 and incorporated herein by reference)

(g)	None.
(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECHPRECISION CORPORATION By: /s/ Richard F. Fitzgerald Name: Richard F. Fitzgerald Title: Chief Financial Officer

Date:  June 29, 2011

Exhibit Index

(a)(1)(i)	Amend Outstanding Stock Options to Permit Cashless Exercise dated June 29, 2011

(a)(1)(ii)	Election Form: Offer to Amend Options

Exhibit (a)(1)(i)

TECHPRECISION CORPORATION
3477  CORPORATE DRIVE, SUITE 140
CENTER VALLEY, PA 18034
(484) 693-1700
_______

OFFER BY
TECHPRECISION CORPORATION
TO AMEND OUTSTANDING STOCK OPTIONS TO PERMIT CASHLESS EXERCISE
_______

This Offer and Withdrawal Rights Will Expire
On Friday, July 28, 2011
at 5:00 P.M., Eastern Daylight Time,
Unless the Offer is Extended.
_______

June 29, 2011

Techprecision Corporation (“us” or “we” or “Techprecision”), hereby offers to amend outstanding options to purchase shares of our common stock (the “Options”) that have not expired or terminated as of the date of expiration of this Offer (as defined below).  We will amend such Options upon the terms and conditions set forth in this document and in the attached election form, which together constitute the terms of the Offer (the “Offer”).  The proposed amendment will permit the holder of the Option to exercise the Option through a cashless exercise.  Following such amendment, the holder of the amended Option may exercise the Option without paying the exercise price in cash, and a portion of the stock received upon exercise of the Option will be used to pay the exercise price and any required tax withholdings, as described in Section 7.  If you desire to accept the Offer, you should complete and sign the attached election form (or a facsimile copy of the attached election form) in accordance with the instructions set forth in the attached election form, and fax, mail or deliver it and any other required documents to us care of our Chief Financial Officer at fax number (267) 373-1640 or at 3477 Corporate Parkway, Suite 140, Center Valley, PA 18034.

Upon consummation of the Offer, we will have amended 2,046,661 Options, approximately 100% of the Options issued and outstanding as of March 31, 2011 under the Techprecision Corporation 2006 Long-Term Incentive Plan (the “Plan”).  We invite all of you to participate in this Offer as a participant (“Participant”) and an option holder.

This document and the attached election form set forth the terms and conditions upon which the Offer is made and provides important information concerning the Offer, Techprecision, and the Plan.  You are urged to read the following carefully before making any decision to agree to amend or refrain from agreeing to amend all or any of your Options.  Questions or requests for assistance or for additional copies of this document or the election form should be directed to Richard Fitzgerald, Chief Financial Officer at (484) 693-1702 or Fitgeraldr@techprecision.com.

FORWARD-LOOKING STATEMENTS

This document contains statements that are not historical facts and constitute projections, forecasts or forward-looking statements.  These statements may be identified by the use of forward-looking words or phrases such as “anticipate”, “believe”, “expect”, “intend”, “may”, “planned”, “potential”, “should”, “will” and “would.”  Such forward-looking statements are inherently subject to known and unknown risks and uncertainties.  Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements.  Some of the factors that might cause such a difference include, but are not limited to:

•	risks associated with the Offer, including a decrease in the net book value of Techprecision resulting from the consummation of the Offer;

•	global and U.S. economic conditions generally and in our industries specifically, including slower or negative growth in the U.S. economy in general, failing to stimulate demand for our products;

•	a recession, lowering our operating income and the value of our stock through lower earnings and cash flow of our operations;

•	disappointing operating performance in the future;

•	limitations on our ability to obtain financing for working capital, capital expenditures, acquisitions and general corporate purposes;

•	factors beyond our control which may impair our future operating performance;

•	any loss of the services of our executive officers and other key employees;

•	fluctuations in currency exchange rates resulting from sales outside of the United States may have an adverse effect on our results of operations; and

•
other risks detailed in our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the fiscal year ended March 31, 2011 filed with the SEC on June 29, 2011.

You should assume that the information appearing in this document and in the election form is accurate only as of the date of this document.  Except as required by law, we undertake no obligation to make any revisions to the forward-looking statements contained in this document or to update them to reflect events or circumstances occurring after the date of this document.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience.  It highlights certain material information contained in this document, but you should realize that it does not describe all of the details of the Offer to the same extent described in this document.  We urge you to read the entire document and the attached election form because they contain the full details of the Offer.  We have included references to the Section or Sections of this document where you will find a more complete discussion of the matters summarized here.

Who is offering to amend my Options?	Techprecision Corporation

Which Options are eligible for amendment?
All Options that are outstanding and that have not expired or terminated as of the date of expiration of this Offer.  Any Options that expire or terminate for any reason prior to the expiration of this Offer will not be amended and will terminate pursuant to their existing terms.  See Section 2.

What will happen if I elect to have my Options amended?
Your Options will be amended to permit you to exercise the Options through a cashless exercise.  Following such amendment, you may exercise the Options without paying the exercise price in cash, and a portion of the stock received upon exercise of the Options will be used to pay the exercise price and any required tax withholdings.  See Section 7.

How many Options will Techprecision amend?
We will amend all eligible Options that our option holders properly elect to have amended.  We also expressly reserve the right to change the eligibility requirements in order for Options to be amended, subject to applicable legal requirements and notice to you.  See Section 2.

May I elect to have all of my Options amended?	Yes, you may elect to have all of your eligible Options amended. See Section 2.

May I elect to have less than all of my Options amended?	Yes, you may elect to amend less than all of the eligible Options that you hold.

When does the Offer expire, and can the Offer be extended?	The Offer will expire on Friday, July 28, 2011 at 5:00 p.m., Eastern Daylight Time, unless we extend it. See Section 2.

If I accept the Offer, when will my Options be amended?	If you accept the Offer, Techprecision will amend your Options promptly following the expiration date of this Offer. See Section 7.

Does the Board recommend that I accept the Offer?
While our Board of Directors (the “Board”) has approved the Offer as being in the best interest of Techprecision, neither Techprecision nor the Board makes any recommendation as to whether you should elect to amend or refrain from electing to amend your Options and has not authorized any person to make any such recommendation on their behalf.  The Board has not taken a position with respect to the Offer because the Board believes this is a personal decision reflecting each Participant’s individual circumstances.  See Section 3.
You must make your own decision as to whether to accept the Offer, in light of your personal financial situation and your own evaluation, after consultation with your advisors, of the information presented in this document and in the attached election form.

What is the purpose of the Offer?	By offering to amend the Options to permit a cashless exercise of the Options, we are making it easier to exercise the Options, given the limited market for our securities. See Section 3.

Are there any conditions to the Offer?
Yes.  The Offer is subject to a number of conditions, such as the absence of court and governmental action prohibiting the Offer and the absence of any change in general market conditions or our business that, in our judgment, is or may be materially adverse to Techprecision.  See Section 8.

How do I accept the Offer?
To accept the Offer and elect to have your Options amended, you must deliver a properly completed and duly executed election form and any other required documents to Techprecision at the fax number or address appearing on the election form prior to 5:00 p.m., Eastern Daylight Time, on Friday, July 28, 2011 (unless the Offer is extended).  See Section 5 and the instructions set forth in the attached election form.

Once I have accepted the Offer, can I withdraw my acceptance of the Offer?
Yes.  You may withdraw your previous acceptance of the Offer at any time until the expiration date.  To withdraw your acceptance of the Offer, you must deliver a written notice of withdrawal with the required information to us.  Once withdrawn, you may reaccept the Offer only by again following one of the acceptance procedures described in Section 5.  See Section 6.

Will there be future opportunities to amend my Options?
Techprecision may make future opportunities available to you to amend your Options.  However, there can be no assurance that conditions will permit it to do so, and any decision to make future opportunities available to amend your Options is in the discretion of the Board.  See Section 1.

How do I withdraw my acceptance of the Offer?
You must deliver, prior to the expiration date, a written or facsimile notice of your withdrawal to our Chief Financial Officer at the fax number or address appearing on the election form.  Your notice of withdrawal must specify your name and the number of Options to be withdrawn.  See Section 6.

Can I accept the Offer if I ended my employment with Techprecision between the date the Offer was made and the expiration date of the Offer?	Yes. However, any Options that expire prior to the expiration date of the Offer will not be amended. See Section 2.

What are the United States federal income tax consequences if I accept the Offer?
It is expected that, if you participate in the Offer, you should not be required under current law to recognize income for United States federal income tax purposes on the Option at the time you choose to accept the Offer.  However, on the amendment date and time, the Options will no longer constitute “incentive stock options” under the Internal Revenue Code.  See Section 13 for further details.
The tax consequences of this Offer to amend or an amendment pursuant to the Offer may vary depending upon, among other things, the particular circumstances of the accepting option holder.  No information is provided herein as to the state, local or foreign tax consequences of the transaction contemplated by the Offer.  Option holders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences of amendment of their Options pursuant to the Offer.

Who can I talk to if I have questions?	Richard Fitzgerald, Chief Financial Officer at (484) 693-1702 or Fitzgeraldr@techprecision.com can help answer your questions.

THE OFFER

1.	Time to Participate in the Offer.

We will keep the period during which you can elect to participate in the Offer open for 20 business days from the date of this Offer.  However, continuation of the Program is subject to the sole discretion of the Compensation Committee of our Board (the “Committee”) and/or the Board and there can be no assurance that conditions will permit us to be able to continue the Offer.

2.	Number of Options; Terms of the Offer.

General.  Upon the terms and subject to the conditions of the Offer, Techprecision will amend those outstanding Options with respect to which option holders have duly elected to amend and not properly withdrawn prior to the Expiration Date (as defined below).  Techprecision will not amend any Options that expire prior to the Expiration Date.

The term “Initial Expiration Date” means 5:00 p.m., Eastern Daylight Time, on Friday, July 28, 2011.  However, we may extend the period of the Offer at any time, and from time to time, without prior notice to the Participants.  In the event of any such extension, we will send written notice of such extension to each Participant within 5 business days of the date of any decision to so extend.  The later of the Initial Expiration Date and the latest time and date to which the Offer is extended is hereinafter called the “Expiration Date.”  The Offer may only be accepted unconditionally but acceptance of the Offer may be withdrawn at any time prior to the Expiration Date.  Techprecision reserves the right, in its sole discretion, to change the eligibility requirements in order for Options to be amended, subject to applicable legal requirements.  In the event Techprecision decides to change the eligibility requirements in order for Options to be amended in the Offer, we will send written notice to you and the Offer will remain open for at least 10 business days from the date such notice is sent.

TECHPRECISION RESERVES THE RIGHT NOT TO AMEND ANY OF THE OPTIONS AND TO RESCIND THE OFFER (WHETHER BEFORE OR AFTER THE EXPIRATION DATE BUT PRIOR TO THE AMENDMENT DATE, AS DEFINED BELOW) UPON THE BASIS OF CERTAIN OTHER CONDITIONS.  SEE SECTION 8.

All Options eligible for amendment, and with respect to which the Offer was properly accepted and not withdrawn, will be amended upon the terms and subject to the conditions of the Offer.

3.	Background and Purpose of the Offer; Material Effects of the Offer; Position of Board.

Background.  We adopted the Techprecision Corporation 2006 Long-Term Incentive Plan (the “Plan”) in February 2006 to attract, retain and reward persons eligible to participate in the Plan and strengthen the mutuality of interests between such persons and our stockholders, among other things.  We amended the Plan in July 2006.  As of March 31, 2011, we had 2,046,661 Options outstanding of which 596,661 were vested.

Purpose of the Offer.  By offering to amend the Options to permit a cashless exercise of the Options, we are making it easier to exercise the Options given the limited market for our securities.

Potential Benefits of the Offer.  We believe that the Offer may provide several benefits to Techprecision and the Participants, including the following:

•
Facilitate Exercise of Options.  By offering to amend the Options to permit a cashless exercise of the Options, we are making it easier to exercise the Options given the limited market for our securities.

•
Retention of Key Employees.  The Offer is available to Techprecision directors,  employees, and its subsidiary employees and, as such, the opportunity for liquidity presented by the Offer and the Program may contribute to the retention of key employees.

Potential Risks and Disadvantages of the Offer.  The Offer also presents some potential risks and disadvantages to Techprecision and the continuing Participants, including the following:

•
Loss of Incentive Stock Option Status.  Options that are amended pursuant to the Offer will no longer qualify as incentive stock options under the Internal Revenue Code of 1986, as amended (the “Code”).

Position of Board.  THE BOARD HAS APPROVED THE OFFER AS BEING IN THE BEST INTEREST OF TECHPRECISION.  HOWEVER, NEITHER TECHPRECISION NOR THE BOARD MAKES ANY RECOMMENDATION TO PARTICIPANTS AS TO WHETHER TO ACCEPT THE OFFER OR REFRAIN FROM ACCEPTING THE OFFER, AND WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION ON OUR BEHALF.

PARTICIPANTS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO ACCEPT THE OFFER, IN LIGHT OF THEIR PERSONAL FINANCIAL SITUATION AND THEIR OWN EVALUATION, AFTER CONSULTATION WITH THEIR ADVISORS, OF THE INFORMATION PRESENTED IN THIS DOCUMENT AND IN THE ATTACHED ELECTION FORM, AND, IF SO, HOW MANY OPTIONS TO AMEND. BY EXECUTING THE ELECTION FORM, YOU WILL ACKNOWLEDGE THAT TECHPRECISION HAS ADVISED YOU TO CONSULT WITH YOUR OWN LEGAL, FINANCIAL AND ACCOUNTING ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

4.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities.

Interest of Directors and Executive Officers.  Members of the Board and executive officers may participate in this Offer on identical terms.

Agreements, Arrangements or Understandings.  Except as set forth in this document, neither Techprecision nor, to the best of Techprecision’s knowledge, any of its affiliates, directors or executive officers, or any of the executive officers or directors of its subsidiaries, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of Techprecision (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

5.	Procedures for Accepting Offer.

Participants desiring to accept the Offer should follow the instructions set forth in the attached election form and should complete and sign the election form and any other documents required by Techprecision.  The completed and signed election form and other documents should then be sent to our Chief Financial Officer at the address or fax number provided in the election form.  Our Chief Financial Officer must receive a Participant’s properly executed election form and related documents on or before the Expiration Date in order for the Participant to effectively accept the Offer.

All questions as to the validity, form, eligibility (including time of receipt), compliance with the terms of the Offer and the instructions in the attached election form, and acceptance of the Offer will be determined by Techprecision, whose determination will be final and binding.  Techprecision reserves the absolute right to reject any or all acceptances determined by it, in its sole discretion, not to be in appropriate form.  Techprecision also reserves the absolute right to waive any of the conditions of the Offer or any defect in any acceptance with respect to any particular Options or any particular Participant.  We will not be under any duty to give notification to the Participants of defects in acceptances, nor will either of them incur any liability for failure to give such notification.

6.	Withdrawal Rights.

Any acceptance of the Offer may be withdrawn by the accepting Participant at any time prior to the Expiration Date.  Acceptances of the Offer may also be withdrawn by an accepting Participant if Techprecision has not recognized the Participant’s acceptance by the Expiration Date.

To be effective, a notice of withdrawal in written form must be received in a timely manner by our Chief Financial Officer at the address or fax number set forth in the attached election form.  Any notice of withdrawal must specify the name of the accepting Participant and the number of Options to be withdrawn.  Any election withdrawn will be deemed not duly accepted for purposes of the Offer.  All questions as to the validity (including time of receipt) of notices of withdrawal will be determined by Techprecision, in its sole discretion, which determination will be final and binding.  Except as otherwise provided in this Section, acceptances are irrevocable.

7.	Amendment of Options.

Subject to the terms and conditions of the Offer, we will amend the Options to permit the holder of the Option to exercise the Option through a cashless exercise.  Therefore, the holder of the Option may exercise the Option without paying the exercise price in cash, and a portion of the stock received upon exercise of the Option will be used to pay the exercise price and any required tax withholdings.

Subject to the terms and conditions of the Offer, as promptly as practicable following the Expiration Date, Techprecision will amend the Options held by Participants who properly accept the Offer and do not properly withdraw acceptance before the Expiration Date (the “Amendment Date”).  For purposes of the Offer, Techprecision will be deemed to have  accepted for amendment Options that are properly offered for amendment and not properly withdrawn, subject to expiration of the Options prior to the Expiration Date, only when, as and if it gives oral or written notice to the Richard F. Fitzgerald at Fitzeraldr@techprecision.com or via fax to (267) 373-1640 of its acceptance of the Options for amendment under the Offer.

8.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not be required to accept for amendment or amend any Options offered for amendment, and may terminate or amend the Offer or postpone our acceptance for amendment or amendment of the Options, if at any time on or before the Amendment Date, any of the following events has occurred (or has been determined by the Board to have occurred) which, in the Board’s sole judgment, in any such case and regardless of the circumstances (including any action or failure to act by Techprecision), makes it inadvisable to proceed with the Offer or with amendment of the Options:

(a)
A tender offer for all or any of the shares of Common Stock, or any merger, business combination, sale of assets or other similar transaction with or involving Techprecision or any subsidiary or division of Techprecision shall have been proposed or announced by any person during the term of the Offer;

(b)	The Board shall have deemed the Offer not to be in the best interests of Techprecision;

(c)	Certain events or changes shall have occurred that, in the reasonable business judgment of the Board, make it undesirable or inadvisable to proceed with the Offer; or

(d)	The Board shall have been advised that, in the opinion of counsel, such amendment would not be in accordance with all applicable provisions of the Plan, Federal law or the laws of any state.

9.	Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.  The fees and expenses for the Offer are expected to be approximately $25,000.  Techprecision intends to pay for all fees and expenses associated with the Offer with available cash on hand.

10.	Techprecision Stock Option Plan.

We adopted the Techprecision Corporation 2006 Long-Term Incentive Plan (the “Plan”) in February 2006 to attract, retain and reward persons eligible to participate in the Plan and to strengthen the mutuality of interests between such persons and our stockholders, among other things.  We amended the Plan in July 2006.  As of the March 31, 2011, we had 2,046,661 Options outstanding of which 596,661 were vested.

11.	Financial Information.

The financial statements set forth at Item 8 in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011 filed on June 29, 2011 are incorporated in this Offer by reference.  Any Participant considering accepting the Offer should carefully review these financial statements prior to deciding to accept or refrain from accepting the Offer.

The financial statements should be read in conjunction with any materials or documents discussing the Offer which may have been sent by Techprecision to option holders in advance of this Offer.

12.	Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by the amendment of the Options as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the amendment of the Options hereunder.  Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action.  We are unable to predict whether we will be required to delay our acceptance for amendment or amendment of the Options pending the outcome of any such matter.  There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

13.	Tax Consequences.

If you are an eligible option holder who chooses to accept the Offer for your eligible Options, you should not be required to recognize income for United States federal income tax purposes at the time of the acceptance and amendment of such Options.  We believe that the acceptance and amendment of Options will be treated as a non-taxable event for United States federal income tax purposes.

We believe that the majority of our outstanding Options constitute incentive stock options for purposes of United States tax law.  The modification of an incentive stock option will generally be considered the grant of a new option.  If an incentive stock option is amended such that it fails to meet all of the requirements for incentive stock option treatment, it will be treated as a nonqualified stock option following such amendment.

We believe that the amended Options will not continue to constitute incentive stock options for purposes of United States tax law following the amendment contemplated by this Offer.  If your Options are amended, we believe that they will constitute nonqualified stock options following amendment.  Therefore, if you exercise your amended Options following the Offer, you will be required to recognize ordinary income on the difference between the fair market value of those shares, on the date of exercise, and the exercise price of the Option.

The tax consequences of this Offer to amend or an amendment pursuant to the Offer may vary depending upon, among other things, the particular circumstances of the accepting option holder.  No information is provided herein as to the state, local or foreign tax consequences of the transaction contemplated by the Offer.  Option holders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences of amendment of their Options pursuant to the Offer.

14.	Extension of the Offer; Termination; Amendments.

Techprecision expressly reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying each Participant of the extension.  Techprecision also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for amendment or amend any Options not accepted for amendment or amended prior to the date of termination of the Offer or, subject to applicable law, to postpone amendment of Options upon the occurrence of any of the conditions specified in Section 8 by notifying each Participant of the postponement.  Subject to compliance with applicable law, Techprecision further reserves the right, in its sole discretion, to amend the Offer in any respect.  Amendments to the Offer may be made at any time and from time to time effected by written notice of such amendments.  In the case of an extension, a notice will be issued within 5 business days of the date of Techprecision’s decision to so extend the Offer, but in no event later than 9:00a.m., Eastern Daylight Time, on the first business day after the Initial Expiration Date or any subsequent Expiration Date thereafter.  Any notice made pursuant to the Offer will be disseminated promptly to Participants in a manner reasonably designed to inform Participants of such change.

If Techprecision materially changes the terms of the Offer or the information concerning the Offer, or if Techprecision waives a material condition of the Offer, Techprecision may in its discretion extend the Offer.

15.	Miscellaneous.

The Offer is not being made to Participants residing in any state in the United States or any foreign jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such state or foreign jurisdiction.  Techprecision will not recognize acceptances from Participants residing in any such state or foreign jurisdiction.

16.	Where You Can Find More Information.

This Offer is a part of a Tender Offer Statement on Schedule TO, that we have filed with the SEC. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the materials described in the following paragraph that we have filed with the SEC before making a decision on whether to tender your eligible options.

We also file annual, quarterly and special reports, proxy statements, and other information with the SEC. Such reports, proxy statements and other information contain additional information about us. You  may read and copy any reports, statements or other information filed by us at the SEC’s Public Reference Room at Station Plaza, 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials may also be obtained upon payment of the SEC’s customary charges, from the SEC’s Public Reference Room at Station Plaza, 100 F Street, N.E., Washington D.C. 20549. Information about the operation of this public reference room can be obtained by calling the SEC at 1–800–SEC–0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants, including the Company, that file electronically with the SEC.

Additional information concerning the Company may be found in the following documents filed by us with the SEC under the Exchange Act:

• Annual Report on Form 10-K for the fiscal year ended March 31, 2011, filed June 29, 2011;

• Definitive Proxy Statement for our Annual Meeting of Stockholders held on November 22, 2010, filed on October 19, 2010; and

• Tender Offer Statement on Schedule TO filed June 29, 2011.

Exhibit (a)(1)(ii)

ELECTION FORM:
OFFER TO AMEND OPTIONS

Before signing this election form, please make sure you received, read and understand the documents that make up this offer, including the Offer by Techprecision Corporation to Amend Outstanding Stock Options to Permit Cashless Exercise (the “Offer to Amend”) and this Election Form.  The offer is subject to the terms of these documents as they may be amended.

The offer provides option holders who hold eligible options the opportunity to amend outstanding and unexercised options to permit the exercise of the option through a cashless exercise, as described in the Offer to Amend.  If you participate in this offer, you may elect to amend less than all of the eligible options that you hold.  This offer expires at 5:00 p.m., Eastern Daylight Time, on Friday, July 28, 2011, unless extended.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE
OFFER AS SET FORTH IN THE OFFER DOCUMENTS.

If you would like to participate in this offer, please indicate your election by checking the box below and completing and signing this election form.   You may withdraw this election as to some or all of your options by submitting a notice of withdrawal in written form to Richard Fitzgerald at the address or fax number set forth below prior to the expiration of the offer, which will be 5:00 p.m., Eastern Daylight Time, on Friday,  July 28, 2011, unless extended.

Please check the appropriate box:

☐ Yes, I wish to participate in the offer as to ALL of my eligible option grants.

OR

☐ Yes, I wish to participate in the offer as to my eligible option grants listed below (please list):

Number of Options	Grant Date

If you elect Yes, all of the applicable options will be irrevocably amended to permit you to exercise the option through a cashless exercise, following expiration of the offer.

Option Holder Signature

Option Holder Name (Please print)	Corporate Email Address or Current Valid Email Address	Date and Time

RETURN VIA FAX TO (267) 373-1640 OR MAIL TO
TechPrecision Corporation, Attn:  Richard Fitzgerald,
3477 Corporate Parkway, Suite 140, Center Valley, PA 18034
NO LATER THAN 5:00 P.M., EASTERN DAYLIGHT TIME, ON FRIDAY, JULY 28, 2011